EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to December 31, 2021
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December 2, 2021	Transaction in Own Shares
December 3, 2021	Transaction in Own Shares
December 6, 2021	Transaction in Own Shares
December 7, 2021	Transaction in Own Shares
December 15, 2021	Transaction in Own Shares
December 16, 2021	Transaction in Own Shares
December 17, 2021	Transaction in Own Shares
December 20, 2021	Transaction in Own Shares
December 21, 2021	Transaction in Own Shares
December 23, 2021	Transaction in Own Shares
December 24, 2021	Transaction in Own Shares
December 29, 2021	Transaction in Own Shares
December 30, 2021	Transaction in Own Shares
December 31, 2021	Transaction in Own Shares